

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

July 20, 2010

Ms. Patricia E. Yarrington
Vice President and Chief Financial Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

     Re: **Chevron Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed February 25, 2010
               File No. 1-00368

Dear Ms. Yarrington:

     We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               H. Roger Schwall
               Assistant Director